QuickLinks -- Click here to rapidly navigate through this document

Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 0-12396

        The following is a press release issued by Central Pacific Financial Corp. on May 20, 2003.

Investor Contacts
Neal Kanda VP & Chief Financial Officer (808) 544-0622 nkanda@cpbi.com	Larry Dennedy MacKenzie Partners (212) 929-5239 ldennedy@mackenziepartners.com
Local Media Contacts
Ann Takiguchi PR/Communications Officer (808) 544-0685 (808) 223-4434 (cell) atakiguchi@cpbi.com	Neal Yokota Stryker Weiner & Yokota (808) 523-8802 ext. 13 nyokota@strykerweiner.com
Financial Media Contact
Ian Campbell/Peter Mladina Abernathy MacGregor Group (213) 630-6550 idc@abmac.com/pjm@abmac.com

NEWS RELEASE

CENTRAL PACIFIC FINANCIAL WITHDRAWS MOTION FOR MAY 28
MEETING INJUNCTION

URGES CBBI SHAREHOLDERS TO IGNORE MAY 28 MEETING

        HONOLULU, HI, May 20, 2003—Central Pacific Financial Corp. (NYSE:CPF), parent of Central Pacific Bank, today withdrew without prejudice its motion for a preliminary injunction to halt the CB Bancshares, Inc. (CBBI) May 28 special shareholder meeting and renewed its call for all CBBI shareholders to ignore that meeting and wait for the special meeting called by their fellow shareholders.

        The company also delivered a letter to CB Bancshares President and CEO Ronald Migita informing him that shareholders representing 30 percent of CBBI stock have a right to call a special meeting to remove one obstacle to merging the two companies.

        "We decided to withdraw our complaint today because it has become an unnecessary distraction from the principal issue—what do shareholders want? We are confident that—at the end of the day—CPF will receive the approvals it needs to ensure shareholders' wishes are listened to and met. But it is distressing that CBBI is relying on stalling tactics to disenfranchise its shareholders at a time when we are hearing rising expressions of strong support from those same shareholders.

        "We urge CBBI shareholders to tell their company's directors what they want by boycotting the May 28 meeting. That meeting is being used by CBBI as a roadblock—not a pathway—to shareholder democracy. CBBI shareholders who care about fairness for fellow shareholders should tear up their white CBBI proxy cards and throw them away," the company added. The company this past weekend sent a letter to CBBI shareholders asking them to boycott the May 28 meeting and hold their vote until a special meeting at which all shareholders can be heard is held.

        CPF also offered to discuss a mutually agreeable meeting date with CBBI. "We are happy to discuss whether there is another date that both banks can agree is fair to shareholders. CBBI should join us in putting this unnecessarily contentious and secondary issue behind us so everyone in Hawaii can focus on the offer we're making to CBBI shareholders," the company said. "It would be a good first step toward a more civil dialogue if both companies could reach such an agreement."

        The company said that it will continue to move toward the special June meeting called by shareholders, noting that it clearly meets the criteria under both Hawaii law and CBBI's own corporate bylaws to call such a meeting. "We cannot promise that we will hold a meeting on June 26 because of CBBI's stalling tactics, but we can assure every shareholder that we are committed to holding a meeting and taking the other steps at our disposal to move this merger proposal forward," the company concluded.

        In the letter to Mr. Migita, CPF noted that:

    •
    Shareholders do indeed have a right under Hawaii law to call this special meeting;

    •
    CPF legitimately called the meeting as a shareholder of CBBI and as an agent for more than 25 percent of CBBI's shares outstanding;

    •
    Hawaii law does not allow CBBI to limit the number of shareholder meetings on a control share acquisition proposal;

    •
    CBBI's proxy for the May 28 meeting improperly limits the approval we are seeking under the control share acquisition statute.

FORWARD LOOKING INFORMATION

        This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

        With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

        CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003 and May 9, 2003, respectively. The registration statement is not final and will be further amended. CPF filed preliminary proxy statements on May 5, 2003 (as revised on May 16, 2003 and May 19, 2003) and on May 9, 2003 (as revised on May 20, 2003) for solicitation of proxies from CBBI shareholders for special meetings of CBBI shareholders. Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC's Internet web site at (www.sec.gov). The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

        CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF's preliminary proxy statements on Schedule 14A as filed on May 5, 2003 (as revised on May 16, 2003 and May 19, 2003) and on May 9, 2003 (as revised on May 20, 2003). Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.

###

QuickLinks

CENTRAL PACIFIC FINANCIAL WITHDRAWS MOTION FOR MAY 28 MEETING INJUNCTION
URGES CBBI SHAREHOLDERS TO IGNORE MAY 28 MEETING